Exhibit for Item 77M – Mergers.

On January 26, 2018, Industrial Equipment Portfolio, a series of Fidelity Select Portfolios, transferred all of its shares to Industrials Portfolio, a series of Fidelity Select Portfolios, solely in exchange for shares of  Industrials Portfolio and the assumption by Industrials Portfolio of Industrial Equipment Portfolio's liabilities, and such shares of Industrials Portfolio were distributed constructively to shareholders of Industrial Equipment Portfolio in complete liquidation and termination of Industrial Equipment Portfolio. The transaction was approved by the Board on July 26, 2017 and by shareholders of Industrial Equipment Portfolio on December 8, 2017.